Exhibit 99.1

Siyata Mobile Q3 2022 Conference Call

[Operator Intro]

…I’ll now turn the call over to Mr. Daniel Kim, Vice President Corporate Development of Siyata Mobile.

Daniel, Speaker

Good morning everyone, thank you for joining the Siyata Mobile third quarter 2022 conference call. Today I am joined by our CEO Marc Seelenfreund, and our VP of International Sales Glenn Kennedy. We will all be available for questions at the end of the presentation.

During the course of this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to:

•	those statements regarding future product offerings;
•	the belief that we are on the path for strong organic growth;
•	the goal to deliver strong year-over-year revenue growth and reach profitability in the coming quarters;
•	the belief that the worst of the pandemic is behind us and that we will continue to see strong sales in all of our product lines and across our various markets;
•	and the timing of the sale of our rugged handsets to North American and international carriers;

Such forward-looking statements are based on the Company’s current expectations and assumptions regarding its business, the economy and other future conditions. Because forward–looking statements relate to the future, they are not statements of historical fact and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. The company’s actual results may differ materially from those contemplated by the forward-looking statements. We caution you therefore against relying on any of these forward-looking statements. The company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements contained in this presentation are subject to other risks and uncertainties including those discussed in the risk factor section and elsewhere in the company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission. I would now like to turn the call over to Marc.

Marc, Speaker

Thank you Daniel.

Good morning and thank you for joining the call. We are very pleased to report strong year-over-year and sequential top line growth and declining losses for the third quarter of 2022. This improved fundamental performance was driven primarily by a number of customer trials of our SD7 rugged push-to-talk handset device, which began shipping in Q2 2022, many of which then converted into purchase orders with volumes in Q3 that increased over Q2. We hope to deliver continued sales growth from this current quarter Q4 and onwards.

Now I will discuss our financial results for the third quarter ended September 30, 2022, then will conclude my remarks with our outlook.

Revenues for the three months ended September 30, 2022, were $2.6M compared to $1.2M for the three months ended September 30, 2021. This positive variance of $1.3M or 111% was due mainly to the new revenue source earned from the SD7 and its related accessories in the quarter of $1.4M and an increase in revenues from legacy rugged devices, offset by a decrease in sales of cellular boosters in the period.

Gross profit for the three months ended September 30, 2022, was $860K or 33% of sales, compared to $430k or 35% of sales in the same period in 2021, a positive variance in gross profit of $430k. This positive gross profit variance in the quarter was due to the additional sales in the period of the SD7 and its related accessories, offset by the decrease sales of higher margin boosters.

Adjusted EBITDA was negative $1.6M versus negative $4.9M in the same period in the prior year, a positive variance of $3.3M. This positive variance was due to increased revenue, increased gross profit and a decrease in operating expenses.

Turning over to significant business highlights.

We are pleased to report that Siyata has delivered on its plan to build and expand its potential customers for the SD7. We have previously announced the SD7 is certified and approved for use with many North American carrier customers including:

•	FirstNet and AT&T,
•	Verizon Communications,
•	UScellular, and

international channel customers including:

•	Logic Wireless Europe, a leading distributor of business-critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands, and
•	TASSTA, a global mission-critical push-to-talk software provider.
•	ESChat, a leading US based push to talk software provider

This foundation of increased distribution is directly leading to many potential significant volume opportunities, of which we have begun shipping products in an increasing number of verticals, beyond our primary focus on first responders, including: government, schools, utilities, security companies, defense contractors, amusement parks, and hotel resorts, to name but a few.

I am pleased to report that the increase in number and size of our aforementioned customer base translated into our much anticipated volume growth for our SD7 which was the primary growth driver of our rugged devices and related accessories which increased 588% year-over-year to $1.9M in the third quarter. Having said that, let me be clear that this is a process. Interest is very strong and demand is growing but we believe that we are just hitting the tip of the iceberg in a multi-billion dollar industry and larger volumes should follow as end customers grow to appreciate our unique offering in this new product category.

Subsequent to the end of the third quarter, we announced that we successfully closed a registered direct offering with certain institutional investors to purchase approximately $4M of our common shares or pre-funded warrants in lieu thereof together with concurrently privately placed warrants to purchase our common shares The combined effective purchase price for one common share or one pre-funded warrant and the privately placed warrant was $0.23.

We also announced an exciting new product, the SD7+ which features a wide-angle camera coupled with 4G cellular connectivity that will have traditional body camera functionality, as well as real-time situational and positional tracking capabilities. The SD7+ will be powered with Visual Labs innovative body camera software. Visual Labs is a highly respected software company and developer of Android-based bodycam and dashcam software. Visual Labs provides its software to public safety, private security and other customers throughout the United States and internationally. Its public safety customers include town marshals, city police departments, county sheriff’s offices, wildlife and other state agencies and federal customers.

And finally, we recently announced the addition of telecom industry veteran, Dan Leech to our sales team. Dan brings more than a decade of senior sales experience to his role at Siyata. Most recently, Dan served as Senior Account Manager for Motorola Solutions Inc., the global leader of public safety and enterprise security solutions. Previously, Dan was in senior sales roles at FirstNet as well as Kyocera Corporation and Sonim Technologies.

Now I would like to pass the line back to Daniel, who will discuss some of the industry trends and market dynamics that are benefitting our business.

Daniel, Speaker

Thank you Marc.

North American carriers have recently delivered mixed results, with some carriers beating on sales and earnings and raising profit forecasts; to other carriers with in-line or better-than-forecast postpaid net additions; while other carriers shifted to cost cutting to address rising corporate costs and rising interest rates.

Importantly, in October, FirstNet announced it supports more than 4M connections to more than 23,000 public safety agencies, a gain of about 1,200 agencies from the 21,800 agencies cited in the second quarter. During the third quarter, FirstNet added 334k connections, which represented a significant portion of AT&T’s 708k postpaid net wireless-phone additions.

To put these numbers into another perspective, AT&T gained more than 2.2M postpaid phone net additions through the first nine months of 2022. And FirstNet appears to have played a significant role in this growth, with about 1M connections being added for the same time period, reaching as we said 4M connections in the third quarter after topping 3M at the end of 2021, 2M in early 2021, and 1M in 2019.

Source:

https://www.barrons.com/articles/att-earnings-stock-price-51666224134

https://www.wsj.com/articles/verizon-vz-q3-earnings-report-2022-11666355231

https://www.fiercewireless.com/financial/t-mobile-posts-673k-net-adds-q3

https://urgentcomm.com/2022/10/21/firstnet-tops-4-million-connections-for-23000-plus-agencies-att-says//

With that, I would like to pass the line to Glenn.

Glenn, Speaker

Thank you, Daniel.

Looking at our sales funnel, we continue to see strong opportunities in each of our 3 product categories.

First, in our Rugged Handset product category, we have increased our shipments of the SD7 PTT Handset that supports Mission Critical Push-to-Talk (or MCPTT) to North American wireless carriers, and we displayed this Handset at several trade shows during and after the quarter, including just 3 weeks ago at the International Association of Chiefs of Police (IACP) in Dallas, TX. The initial sales, the quantity of new customer trials, the customer feedback at the tradeshows, and the direct engagement from senior personnel within the wireless carriers have all been very strong, as these wireless carriers aim to capture new customers who have been using traditional LMR or two-way radios. We are also seeing strong customer interest in our VK7 Vehicle Kit that works with our SD7 PTT Handset. Today we are active with AT&T, FirstNet, Verizon, and US Cellular in North America. Our objective remains to expand our launch with additional North America and international carriers, and with additional PTT application companies later this year. As a result of all SD7 market activity, we are confident that this will translate into multiple 1000’s of SD7 handsets sold throughout the balance of 2022.

Secondly, in our In-Vehicle Devices category, we continue to sell through our UV350 In-Vehicle device with customers in North America and Internationally. Just after the quarter, we have shipped UV350’s into an existing large wireless carrier customer in the Middle East which launched and ordered this device initially two years ago and has continued to order additional UV350 devices for its first responder customer vehicles.

And thirdly, in our Cellular Booster product category, we saw continued demand for Cellular Boosters. During Q3, we sold boosters through a federal contractor into the US Navy to support one of their bases in the U.S. We believe that more business with the US military in future will come as a result of this deployment.

I will now hand the line back to Marc for closing remarks.

Marc, Speaker

I would like to take this opportunity to thank our employees for their commitment. They have worked tirelessly to build the company we have today. I would also like to acknowledge and thank our investors who have stood by our company despite the turbulent environment.

Overall, we are very pleased with the growing acceptance by our customers of our truly unique disruptive push to talk solutions and we expect, based on what we are seeing today, growth in our various product categories, with especially strong growth coming from our Rugged Handset product category.

We are just beginning to see the rapid adoption of our disruptive solutions and as the displacement of land mobile radio by push-to-talk-over-cellular continues to progress, this should drive meaningful growth for our innovative products. We stand by our previously stated goals of: new customer wins, new and existing carrier launches, a continuous upgrade to our product portfolio and ultimately strong organic growth with a goal to profitability.

We will file our third quarter financial results with the SEC on a Form 6-K and urge our listeners to access a them from the SEC’s website at www.sec.gov; search for Siyata Mobile. That concludes our formal remarks. With that, operator kindly open the call to questions. Thank you.

[Operator – Beginning of Q&A ]

Siyata Mobile

Q3 Conference Call

November 11, 2022

8:00 AM

Operator: Good morning, ladies and gentlemen, and welcome to the Siyata Mobile Q3 Conference Call. At this time, all lines are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. If at any time during the call you require immediate assistance, please press star, zero for the operator. This call is being recorded on Friday, November 11, 2022.

I would now like to turn the conference over to Daniel Kim, Vice President of Corporate Development. Please go ahead.

Daniel Kim: Thank you for joining the Siyata Mobile third quarter 2022 conference call. Today, I’m joined by our CEO, Marc Seelenfreund, and our VP of International Sales, Glenn Kennedy. We will all be available for questions at the end of the presentation.

During the course of this call, management will make express and implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future product offerings, the belief that we are on the path for strong organic growth, the goal to deliver strong year-over-year revenue growth and reach profitability in the coming quarters, the belief that the worst of the pandemic is behind us and that we will continue to see strong sales in all of our product lines and across our various markets, and the timing and sale of our rugged handsets to North American and international carriers.

Such forward-looking statements are based on the company’s current expectations and assumptions regarding its business, the economy and other future conditions. Because forward-looking statements relate to the future, they are not statements of historical fact and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.

The company’s actual results may differ materially from those contemplated by the forward-looking statements. We caution you, therefore, against relying on any of these forward-looking statements. The company cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements contained in this presentation are subject to other risks and uncertainties, including those discussed in the Risk Factors section and elsewhere in the company’s annual report on Form 20-F for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

Now I’d like to turn the call over to Marc.

Marc Seelenfreund: Thank you, Daniel. Good morning and thank you for joining the call. We are very pleased to report strong year-over-year and sequential top line growth and declining losses for the third quarter of 2022. This improved fundamental performance was driven primarily by a number of customer trials of our SD7 rugged push-to-talk handset device, which began shipping in Q2 2022, many of which then converted into purchase orders with volumes in Q3 that increased over Q2. We hope to deliver continued sales growth from this current quarter Q4 and onwards.

Now I will discuss our financial results for the third quarter ended September 30, 2022, and then we’ll conclude my remarks with our outlook. Revenues for the three months ended September 30, 2022, were $2.6 million compared to $1.2 million for the three months ended September 30, 2021. This positive variance of $1.3 million or 111% was due mainly to the new revenue source earned from the SD7 and its related accessories in the quarter of $1.4 million, an increase in revenues from legacy rugged devices, offset by a decrease in sales of cellular boosters in the period.

Gross profit for the three months ended September 30, 2022 was $860,000 or 33% of sales compared to $430,000 or 35% of sales in the same period in 2021, a positive variance in gross profit of $430,000. This positive gross profit variance in the quarter was due to the additional sales in the period of SD7 and its related accessories, offset by the decreased sales of higher margin boosters.

Adjusted EBITDA was negative $1.6 million versus negative $4.9 million in the same period in the prior year, a positive variance of $3.3 million. This positive variance was due to increased revenue, increased gross profit and a decrease in operating expenses.

Turning over to significant business highlights, we are pleased to report that Siyata has delivered on its plan to build and expand its potential customers for the SD7. We have previously announced the SD7 is certified and approved for use with many North American carrier customers, including FirstNet and AT&T, Verizon Communications, U.S. Cellular and international channel customers, including Logic Wireless Europe, a leading distributor of business critical communication solutions across the United Kingdom, Australia, New Zealand and the Pacific Islands and TASSTA, a global mission-critical push-to-talk software provider and ESChat, a leading U.S.-based push-to-talk software provider.

This foundation of increased distribution is directly leading to many potential significant volume opportunities, of which we have begun shipping products in an increasing number of verticals beyond our primary focus on first responders, including government, schools, utilities, security companies, defense contractors, amusement parks and hotel resorts to name but a few.

I’m pleased to report that the increase in number and signs of our aforementioned customer base translated into our much anticipated volume growth for our SD7, which was the primary growth driver of our rugged devices and related accessories, which increased 588% year-over-year to $1.9 million in the third quarter. Having said that, let me be clear that this is a process. Interest is very strong and demand is growing, but we believe that we are just hitting the tip of the iceberg in a multibillion dollar industry and larger volume should follow as end customers grow to appreciate our unique offering in this new product category.

Subsequent to the end of the third quarter, we announced that we successfully closed a registered direct offering with certain institutional investors to purchase approximately $4 million of our common shares or prefunded warrants and move thereof together with concurrent and private-placed warrants to purchase our common shares. The combined effective purchase price for one common share or one prefunded warrant in the privately place warrant was $0.23.

We also announced an exciting new product, the SD7+, which features a wide-angle camera, coupled with 4G connectivity that will have traditional body camera functionality as well as real-time situational and traditional tracking capabilities. The SD7+ will be powered book with Visual Labs innovative body camera software. Visual Labs is a highly respected software company and developer of Android-based body cam and dash cam software. The company provides its software to public safety, private security and other customers throughout the United States and internationally. Its public safety customers include town marshals, city police departments, country sheriff’s offices, wild life and other state agencies and federal customers.

And finally, we recently announced the addition of telecom industry veteran Dan Leech to our sales team. Dan brings more than a decade of senior sales experience to his role at Siyata. Most recently, Dan served as a senior account manager for Motorola Solutions, the global leader of public safety and enterprise security solutions. Previously, Dan was in senior sales roles at FirstNet as well as Kyocera Corporation and Sonim Technologies.

Now I would like to pass the line back to Daniel, who will discuss some of the industry trends and market dynamics that are benefiting our business.

Daniel Kim: Thank you, Marc. North American wireless carriers have recently delivered mixed results with some carriers beating on sales and earnings and raising profit forecasts to other carriers with in line or better than forecast postpaid net additions, while other carriers shifted to cost cutting to address rising corporate costs and rising interest rates.

Importantly, in October, FirstNet announced it supports more than 4 million connections to more than 23,000 public safety agencies, a gain of about 1,200 agencies from the 21,800 agencies cited in the second quarter. During the third quarter, FirstNet added 334,000 connections, which represented a significant portion of AT&T’s 708,000 postpaid net wireless phone additions.

To put these numbers into perspective, AT&T gained more than $2.2 million post-paid phone net additions through the first nine months of 2022, and FirstNet appears to have played a significant role in this -- with about 1 million connections being added for the same time period, reaching, as we said, 4 million connections in the third quarter after topping 3 million at the end of 2021, 2 million in early 2021 and 1 million in 2019.

With that, I’d like to pass the line back to Glenn.

Glenn Kennedy: Thank you, Daniel. Looking at our sales funnel, we continue to see strong opportunities in each of our three product categories. First, in our rugged handset product category, we have increased our shipments of the SD7 PTT handset that supports mission-critical, push-to-talk or MCPTT to North American wireless carriers. And we displayed this handset at several trade shows during and after the quarter, including just three weeks ago at the International Association of Chiefs of Police or the IACP show in Dallas, Texas.

The initial sales, the quantity of new customer trials, the customer feedback at the trade shows and the direct engagement from senior personnel within the wireless carriers have all been very strong as these wireless carriers aim to capture new customers who have been using traditional LMR or two-way radios. We’re also seeing strong customer interest in our VK7 vehicle kit that works with our SD7 PTT handset.

Today, we’re active with AT&T, FirstNet, Verizon and U.S. Cellular in North America, and our objective remains to expand our launch with additional North America and international carriers and with additional PTT application companies later this year. As a result of all SD7 market activity, we are confident that this will translate into multiple thousands of SD7 handsets sold throughout the balance of 2022.

Secondly, in our in-vehicle devices category, we continue to sell through our UV350 in-vehicle device with customers in North America and internationally. Just after the quarter, we have shipped UV350s into an existing large wireless carrier customer in the Middle East, which launched and ordered this device initially two years ago and has continued to order additional UV350 devices for its first responder customer vehicles.

And thirdly, in our cellular booster product category, we saw continued demand for cellular boosters. During Q3, we sold boosters through a federal contractor into the U.S. Navy to support one of their bases in the U.S. We believe that more business with the U.S. military in the future will come as a result of this deployment.

And I will now hand the line back to Marc for closing remarks.

Marc Seelenfreund: Thanks, Glenn. I would like to take this opportunity to thank our employees for their commitment. They’ve worked tirelessly to build the company we have today. I would also like to acknowledge and thank our investors, who stood by our company despite the turbulent environment. Overall, we are very pleased with the growing acceptance by our customers of our truly unique disruptive push-to-talk solutions, and we expect, based on what we are seeing today, growth in our various product categories, with especially strong growth coming from our rugged handset product category.

We are just beginning to see the rapid adoption of our disruptive solutions, and as the displacement of land mobile radio by push-to-talk-over-cellular continues to progress, this should drive meaningful growth for our innovative products. We stand by our previously stated goals of new customer wins, new and existing carrier launches, a continuous upgrade to our product portfolio, and ultimately, strong organic growth with the goal of profitability. We will file our third quarter financial results with the SEC on Form 6-K and urge our listeners to access them from the SEC’s website -- search for Siyata Mobile.

That concludes our formal remarks. With that, operator, kindly open the call to questions. Thank you.

Operator: Thank you, sir. Ladies and gentlemen, we will now begin the question and answer session. If you would like to ask a question, please press star followed by the number one on your telephone keypad. If your question has been answered and you would like to withdraw, please press star, followed by the number two. If you are using a speakerphone, please lift the handset before pressing any keys. One moment please for your first question.

Your first question will come from Jack Vander Aarde of Maxim Group. Please go ahead.

Jack Vander Aarde: Okay, great. Thank you. Good morning, guys. I appreciate the update, and congrats on the solid growth acceleration; really great to see things ramping up.

Okay. So thanks for taking my questions, as well. So, Marc, I’ll just jump in on a question with the SD7 and the revenue opportunity. So -- and then I also know, separately, there’s the SD7+ now as well as the body cam, which is -- which sounds like pretty innovative and another great addition to the product line.

So as we look at this quarter and then we look at the fourth quarter coming up, can you just describe again and walk us through kind of the tangible evidence you’re seeing with the SD7? You mentioned a lot of the volume upticks and the potential with some of the large carrier partners. Can you just help us understand just what were the unit sales or just roughly in this third quarter? Where are they headed for the fourth quarter? And then as you look at next year, do you kind of see a hockey stick inflection point? Thank you.

Marc Seelenfreund: Thank you very much, Jack. So we see a lot of very, very large-scale opportunities. And when I say large-scale opportunities, that’s thousands of units; it’s not hundreds of units. The ASP for the SD7 is around $300. That’s about what we’re selling it for. So every thousand units, that’s $300,000. And we get all kinds of orders. We’re getting orders now literally on a daily basis for many different types of customers. And as we had mentioned on the conference call, it’s coming from first responders, and hospitality, and casinos, and hospitals and a defense contractor. Literally, this device is not limited to any specific entity; it can go to both the first responders and other enterprise customers.

And through the carriers that we’re working with, we’re seeing very, very -- a lot of interest and very promising numbers that came in in this past quarter. And if you ask -- I want to say that we sold between 4,000 to 5,000 units in this past quarter. I don’t know the exact number, but it’s around that number. And I think that we can continue to sell thousands of units and move up to 10,000 units or more per quarter. That is our goal is to get to at least 10,000 units per quarter so that we’re selling on an annual basis tens of thousands of units. That’s the goal of the company.

And the market is not limited. In other words, it’s not that there’s some kind of a glass ceiling that you can only sell 50,000 units in that kit, absolutely not. We could sell 200,000 units a year and we’d just be scratching the surface because this is a potential of millions of units that can be sold. There are millions of land mobile radios that are out there, and we’re working with the cellular carriers to displace those land mobile radios with these devices.

And therefore, we think that the opportunity is tremendous and the upside is tremendous, and we’re pushing very hard. That’s also the reason that we recently hired Dan Leech. He comes from Motorola. They’re the global land mobile radio provider; they sell more radio than any other company. It’s a $40 billion company. And we think that he will be a very good addition to our sales team.

Again, we’re leveraging the cell operators to be able to get to the end customers. If we were to try to go to a hospital and sell direct, the hospital would not buy from us because we’re a small company. They’ve never heard of us. But when FirstNet comes to them or Verizon comes to them or U.S. Cellular comes to them, then they know that they’re going to be working with the cellular provider that they trust. It’s being put on their bill in any event. It’s partially subsidized, sometimes by the carrier. So in that sense, it makes much more sense, it’s much easier sale for us to get out to all these various customers.

One more thing I just want to add - I think that one of the largest verticals for us is going to be the schools, the education market, and we recently put out a press release about a company that we’re working with, CrisisGo, and CrisisGo makes very, very innovative SOS functionality for this type of a device for the SD7. and as there are millions of teachers in the United States, there’s up over 100,000 schools in the United States, we think that that’s going to be a great market for us. We’re already selling to multiple schools. Already in this quarter, we sold to schools. And in the coming quarter, we expect to sell to schools. And we think that that’s going to be a great, great opportunity for us, because just think about it, if there’s some kind of a storm or some kind of an incident in a school, now the teacher can also push the SOS button and inform whoever she has to inform that there’s a problem, and she can also speak to staff, to the principal, or to first responders, and they’re all on one network.

So, we think that this is an ideal solution. Together with CrisisGo, we think that it’s a home run, and it’s something that we’re very focused on. We think that that’s going to be a very nice vertical for us. But again, that’s just one of many verticals that we’re going after. We just think that that’s going to be a very large-scale vertical for us.

Jack Vander Aarde: Great. Marc, a lot of fantastic color there. I appreciate that. And I’ll follow up with one on the -- just for comparison and context more so, how does the SD7+, which has yet to contribute to revenue, right, just to be clear -- I think that’s going to be on track for fourth quarter or first quarter of next year for -- in terms of revenue generation. So how does the SD7+ compare to the SD7 in terms of ASP, costs, the overall revenue opportunity? And then maybe just can you touch on the recurring revenue aspects or opportunity of your business? Thanks.

Marc Seelenfreund: Okay. Great question. We expect to fully commercialize on the SD7+ somewhere between Q1 and Q2. So it’s still a little ways off. But the main difference between the devices is that it has a wide angle camera, which is run by a separate chipset within the device. And that wide-angle camera allows you to do exactly what police, security companies are doing with body cameras.

Just to give you an idea of the size, the body camera market just in the United States is around 500,000 units a year. It’s controlled by two very large scale companies. One is Motorola, as we mentioned before. The other one is a company called Axon. Axon are the guys that made the taser device. You can see Axon’s -- they’re extremely profitable. They sell their package of a taser device and a body camera together for $250 a month, okay, which is not cheap. But that’s one of their best-selling packages.

And we think that we have a real shot to come into the market as a newcomer, again, together with the cellular carriers. We’re not like Axon or like Motorola that sells to the end customer. We’re going to be doing this together in partnership with cellular carriers, selling our product. The ASP on that product is higher than the SD7 because there’s more features to this device. It’s about $150 more expensive than the SD7. And what is very interesting about this is that we’re partnering with companies like Visual Labs who make body camera software, and we’re going to be getting recurring revenue from that.

So we’re not going to be selling just hardware. We also expect to get recurring revenue from sales of the device with the software. And in general, you should know, Jack, that we’re now working with software companies, like CrisisGo, like Visual Labs and other companies that we’re in discussions with that would like to be part of the offering of SD7, and if they want that, then we have to also get part of the recurring revenue, because we believe that that’s very important for the growth of the company, and I would love to have recurring revenues that, when we wake up in the morning, we know that we’re getting recurring revenue and that it’s not just the hardware sale. We think that’s very important.

The same way that Axon sells their body camera with a recurring revenue piece, the same way that Motorola sells their body camera with a=the recurring revenue piece, we’re doing the same thing. And I think that that’s going to be very good for the company going forward.

Jack Vander Aarde: Excellent. I appreciate the color there. And then another category, because it’s higher margin for you guys, I wanted to just touch on is cellular boosters because what’s really interesting and stands out to me is it seems like you got a contract win with the federal government or with the U.S. Navy at least. And I think that deployment was expected to lead to additional sales with the U.S. military. U.S. military could be a very -- is a great customer to have if you can get in. So, can you just talk about how is your -- what is that opportunity like for -- I guess, is it just boosters? What do you think expectations-wise in terms of the revenue opportunity within the military or whatever you’re able to provide? It just seems like that could be a big driver. And obviously, boosters are also a higher-margin product for you.

Marc Seelenfreund: Yeah, yeah. So we love our booster products, but for these types of situations, they’re long term. In other words, to get into the military, it took us a while. There was a tender that we filled out, and it took almost a year to get that original contract. Now that we are approved to be able to sell to the U.S. military, we’re going after additional contracts. And we think that that could be lucrative for the company.

I still can’t say, because we’ve only got one contract, I still can’t say how long the next ones are going to take or if we’ll get them. But the fact that we have a reference and the fact that they appreciated the devices, that they understood that it works with all of their cellular equipment, right?

So these boosters work, whether you’re on AT&T, Verizon, T-Mobile -- doesn’t matter which carrier you’re using, it works well with all of them, and they actually tested these products to make sure that it works well with all the carriers. So the fact that we have that stamp of approval, we’re now trying to leverage that to get into additional military contracts.

But that’s not the only place that we’re working on. We’re working on FirstNet and other cellular carriers that we want to launch these products with. So the military is definitely a large scale opportunity. It’s more long-term just in the sense of it takes a while to get these contracts. And in the meantime, we are working very aggressively to get into carrier sales and into enterprise sales, which are shorter term and quicker turnarounds. But it’s a good business. And like you said, the margins are great, and we’ll be continuing to focus on that.

Jack Vander Aarde: Excellent. And then maybe a question for Dan, for Daniel Kim. You mentioned AT&T FirstNet and the strong subscriber add data points that you walked us through earlier. Can you maybe help us understand just how we should think about what the subscriber adds mean in terms of how -- are they correlated with Siyata’s momentum or with Siyata’s future sales? Did it become -- is it a direct apples-to-apples kind of comparison for, hey, AT&T, FirstNet keeps growing? What does this mean? How do we view this for actual Siyata’s revenue as it seems like the SD7 continues to ramp?

Daniel Kim: Yeah, that’s a good question, Jack. The real ramp-up now for us is with the SD7, as you saw in the quarter. So there is a correlation between what our ramp-up with the SD7 to what we’re seeing with FirstNet’s continued growth. One thing I’d note about FirstNet is the original total addressable market when they first embarked on this was estimated to be only 3 million users, and they upped that to roughly 10 million users over the course of time as they continued to include other verticals such as schools and other enterprises that require critical communications.

So we are seeing the same thing. So the opportunity set that we have continues to grow as FirstNet continues to expand its market. So there is -- obviously, as FirstNet continues to deploy, we would hope that we will continue to be able to participate in that growth.

Marc Seelenfreund: If I could just add to that, Jack, we’re now the lowest cost or one of the lowest-cost devices available on FirstNet, right? So AT&T is incentivized to get as many black SIMs or FirstNet SIMs into the hands of first responders because they actually have a quota that they have to meet every year with the FirstNet authority, and they have a certain amount of SIMs that they actually have to get out. So for them, to be able to give our device and partially subsidize the device and make sure that people are taking it, it’s actually the lowest cost solution for them, which they’re happy to get into the hands of the first responders because it’s much less expensive than, for example, giving them a rugged Samsung device, which cost them $700, right?

So not every single first responder needs a smartphone, a powerful smartphone from Samsung for $700. It would be enough to give a security guard, a yellow school bus driver, somebody working in the hospital, all they really need is a device like the SD7. So in cases like that, FirstNet are really looking to be able to put out our device and make sure that people are taking that because then they have to subsidize less. So in that sense, we think that it’s a very large scale opportunity for us.

Jack Vander Aarde: Okay. Great. I appreciate the color from Dan and Mark, also helpful additions there. And maybe just one more thing, as it relates to the SD7+ and just your comments about AT&T and FirstNet and how they’re incentivized and they have quotas to meet to get the device into their customers - is the SD7+, does that have a similar dynamic in terms of how AT&T and FirstNet would be incentivized to sell that device?

Marc Seelenfreund: So again, they’re incentivized because if they don’t -- let’s if that they have to sell 1 million SIM cards a year, Black SIMs, because they got a grant from the American government, and in return, they actually have to put out a certain amount of SIMs every year and make sure that their network is growing and that it’s becoming a network that the American government invested in, okay, for first responders. So again, the fact that we have an effective low cost or a cost-effective device that does push to talk very well on the FirstNet network, that’s their main incentive besides the fact the sales people, of course, have an incentive to activate these SIMs and they need their quotas by activating new SIMs. So in that sense, it’s good for AT&T as a corporate -- as a company, but it’s also good for the salespeople.

One of the things, and we discussed this in the past, every single time an SD7 is given to -- is lit up, okay, basically what they’re doing is they’re taking out the hands of that person a Land Mobile Radio device, okay? It’s very difficult for AT&T, for a sales guy to take a customer away from Verizon and vice versa, right? It’s very difficult to take from one carrier to another carrier.

But when you’re going after a school or a hospital or a utility that are right now using radios, and you’re at AT&T and you’re saying, listen, forget your radios, we can do the exact same thing over a cellular network and you’re not getting it from a small radio provider, you’re getting it from AT&T, and it’s not going to cost you much, it’s only going to cost you $20 a month, that’s a much easier sale than trying to go to the same customer and say, here, take this smartphone, it’s nothing like your radio, it’s nothing that you’re used to, it’s got a screen or whatnot, now you have to learn how to use it, it’s sort of -- it’s a totally different sale.

So in that sense, all they’re doing is saying, give us your Land Mobile Radio and take this device, it feels the same, it looks the same, and you’ll be getting it from AT&T or you’ll be getting it from Verizon. So in that sense, it’s a pretty easy upsell and sale for the rep. And they get compensated because they got that new SIM activation, AT&T gets the Black SIM, which is lit up, and everybody’s happy. So in that sense, they’re incentivized to sell the products.

Jack Vander Aarde: Okay, great. Well, I really appreciate the update guys. I’ll --that’s it for me. Look forward to seeing how you guys execute.

Marc Seelenfreund: Thank you very much.

Operator: Your next question comes from Tom Kerr of Zacks Investment. Please go ahead.

Tom Kerr: Good morning, guys. I think most of my questions were just answered. A couple of quick ones. You talked about the sale of rugged devices and accessories in the quarter were $1.9 million. And of that, the SD7 was $1.4 million. Can you kind of clarify what else is in there, or what’s left in the legacy products? And will those continue into the fourth quarter and next year?

Marc Seelenfreund: So -- hi, this is Marc. So some of those legacy products are still some of the devices that we were selling in the past, some of them are UV350. Some of them are other rugged products that we sold in the past, the UR5 and UR7. So we do have other devices that we’re still selling.

And yes to your question, we’re still selling those products, and we’ll be selling them into 2022. The UV350 is a product that we think is going to be around with us for at least in 2023 and beyond, maybe even into 2024, something that’s not going away. We’re still getting orders for it. And we think that we’re going to get even larger scale orders for it going forward. The UR7 and UR5 are products that we launched many years ago. So we still have inventory, and we’re selling through it. But we’ll be selling that this quarter and hopefully next quarter. So in general, those are the other products that we’re still selling.

Tom Kerr: Okay. Great. And on the financing, the $4 million operating, is that gross proceeds, or can come out on net proceeds? And then maybe also comment if you can on sort of pro forma cash positions currently and expected by the end of the year?

Marc Seelenfreund: So the cash that we have, you can see what our financials are, and you know that we raised money. That was the gross proceeds. Maybe take off 6% or 7%, something like that, that was various commissions and legal fees and fees that we had to pay for the capital raise. We have a healthy balance sheet at this point. We have only a few hundred thousand dollars of debt left on our balance sheet. And we think that we’re in a good position going into the new year capital-wise. So we feel very good.

Tom Kerr: Okay. Great. And then one that I just -- one last one that I just missed. I think you answered it, but on the SD7+, the come to market timeframe for that?

Marc Seelenfreund: It’ll be some time between Q1 and Q2. It all depends on carrier certifications. The reason that we call it the SD7+ is because we want to sort of allow ourselves not to have to do very long certifications with the carriers. It’s the same Qualcomm chipsets that we use in the SD7, and therefore, the certification should be much, much shorter. And if certifications took now anywhere between three to six months, we think that the certifications now will take anywhere between one to three months, something in that timeframe.

So we’re working with the various carriers already now to work on the certification. So we believe that we’ll be able to launch it commercially some time in between Q1 and Q2.

We displayed this product for the first time at the show that we had mentioned before, the International Chief of Police Show about a month ago, and there were literally police chiefs that came and wanted to give us a credit card and buy five devices, 10 devices, smaller police outfits that literally want to buy on the spot. And they said that’s perfect, that’s what we want.

We want a lower-cost device that all it does is push-to-talk and a body camera solution, and it’s all we want. We told them it’s still about commercial, and we don’t sell direct. We only sell through a carrier because we want the carriers to give them the data package and to give them the warranty and whatnot. So we’re happy to be working with the carriers to sell these products, and we think that it’s going to be a very strong addition to our product portfolio.

Tom Kerr: Great. I appreciate it. That’s all I have for today. Thank you.

Marc Seelenfreund: Thank you.

Operator: Ladies and gentlemen, once again, if you would like to ask a question, please press star, one at this time.

There are no further questions at this time. I would like to turn the conference back to Marc Seelenfreund for any closing remarks.

Marc Seelenfreund: So again, I just want to thank our shareholders for staying with us during the turbulent times. If you’re on this call, then obviously, you’re still with us, which is wonderful. I think that there is a very bright future for the company, and I think that we’re now -- we’ve moved from sort of $1 million quarters to growth. And I think that this growth is the beginning of additional growth going forward, and that’s our goal.

And I think that the company has a lot of potential, and I appreciate that you’re still with us. And I think that you will be happy going forward because we’re working very hard to make that happen. If anybody has any questions, you can feel free to reach out to me at marc@siyata.net, and we appreciate you being on the call. Thank you.

Operator: Ladies and gentlemen, this does conclude your conference call for this morning. We would like to thank you all for participating and ask that you please disconnect your lines.

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